LETTERHEAD

March 12, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-4631

RE:	Toll Brothers, Inc. Form 10-K for the Fiscal Year Ended October 31, 2009 Filed December 21, 2009 Definitive Proxy Statement on Schedule 14A Filed February 1, 2010 File No. 001-09186

Dear Mr. O’Brien:

We have reviewed your letter of February 26, 2010 regarding the Toll Brothers, Inc. Annual Report on Form 10-K for the fiscal year ended October 31, 2009 (the “Form 10-K”) and Definitive Proxy Statement on Schedule 14A (the “Proxy”). To facilitate your review, we have included each of your comments being responded to herein prior to our responses to them. This document is being submitted via EDGAR. In addition, we have sent you a paper copy.

We understand that your review and comments are intended to assist us in compliance with applicable disclosure requirements and to enhance the overall quality of the disclosure in our filings. We share these objectives and are responding to your comments with these goals in mind.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures contained in its filings; that Securities and Exchange Commission (the “Commission”) staff comments and the resulting changes in disclosure made in response to those comments do not foreclose the Commission from taking any action with respect to the filing that they pertain to; and that the Company may not assert the Commission’s staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the year ended October 31, 2009

Properties, page 19

1.	In future filings, please file all material leases as exhibits to your annual report on Form 10-K. See Item 601(b)(10)(ii)(D) of Regulation S-K.

Response:
We do not have any material leases as defined in Item 601(b)(10)(ii)(D) of Regulation S-K. If we enter into any material leases in the future we will include them as exhibits in future filings as required by 601(b)(10)(ii)(D) of Regulation S-K.

Critical Accounting Policies, page 29

2.	Please expand your discussion of the tax valuation allowance to provide a more specific explanation and analysis of the changes in your estimates and assumptions that led to the $417 million increase in the valuation allowance in the quarter endings July 31, 2009, and the additional increase in the valuation allowance in the fourth quarter. In your Form 10-K and in your Form 10-Q for the quarter ending July 31, 2009, you cite “the continued downturn in the housing market, the uncertainty as to its length and magnitude, and (your) continued recognition of impairment charges.” However, the downturn in the housing market and its extent of uncertainty, as well as the impairment charges recognized, have been continual over the last three years, and it is not clear specifically what changed in the third and fourth quarters. Please provide quantified disclosure where helpful. For example, you could quantify the percentage changes in the sales projections used to estimate recoverability.

Response:

As discussed under “Critical Accounting Policies” in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), the consideration of the need for a valuation allowance against deferred tax assets requires significant judgment and consideration of all positive and negative evidence as outlined in Accounting Standards Codification 740. In the third quarter of our fiscal year ended October 31, 2009, we concluded that the negative evidence outweighed the positive evidence and therefore we increased the valuation allowance against our deferred tax assets in that period. In making this determination, we noted that the downturn in the housing market (and the resulting need to take impairment charges) had continued for a longer period and to a greater extent than we had previously anticipated. Additionally, based on our backlog at that time, then current order trends and the continuing impairments, we were no longer projecting nearer term income. This negative evidence relating to our historical losses, and potential future losses outweighed the positive evidence associated with, among other items, our ability to reliably project sufficient, longer-term, future income. As a result, we determined that we were required to increase the valuation allowance against our deferred tax assets.

Changes in future income projections involve numerous assumptions concerning pace, price, overhead charges, the potential for impairments, and the general rate of recovery in the housing industry. We do not believe it is meaningful to investors to discuss changes in any specific estimates or assumptions due to the significant interdependence of the many variables involved in the analysis. We believe the discussion of the tax valuation allowance contained in the MD&A of our Form 10-K and our Quarterly Report on Form 10-Q for the period ended July 31, 2009 is appropriate and provides the reader with an understanding of why we believed an increase in the valuation allowance was appropriate at that time.

2. Inventory, page F-16

3.	You state on page F-18 that during fiscal 2009, you sold $46.6 million of non-strategic inventory and that the net gain/loss was included in interest and other income in the statement of operations. Given that consolidated interest and other income is only $41.9 million, please tell us the nature of this inventory (e.g., land owned, land controlled, capitalized costs, number of home sites involved, etc.), the amount of the net gain or loss, and the materiality of the individual losses included in the amount.

Response:
We disposed of 38 properties (in various stages of development) with a carrying value of $46,582,000 at a net sales price of $46,518,000. We recognized an aggregate loss on all of these sales of $64,000. Due to the immaterial amounts involved, we believe that the amount of disclosure made in our original filing was appropriate.

15. Commitments and Contingencies, page F-37

4.	We note your disclosure on page F-38 that the anticipated cost of the remediation of defective Chinese-made drywall in a small number of your West Florida homes is included in amounts previously accrued. However, you also state that you are currently unable to reasonably estimate your total possible loss or exposure relating to such drywall. Please explain to us your basis for the amount you have accrued relating to this matter. Provide us with related information you considered in developing your accrual, such as the number of affected homes known, your estimate of the potential total number of affected homes, the basis for developing these estimates (e.g., customer complaints, internal records documenting the source of drywall, etc.), the number and nature of lawsuits, etc.

Please revise future filings to disclose such accrued amounts, or tell us why you believe this information is not material for investors.

Response:

In determining the accrual for defective Chinese-made drywall (“CDW”), we first identified the geographic area affected by the use of CDW and the number of homes that we built in that geographic area during the time period that CDW was being imported. We next reviewed the nature and content of homeowner inquiries, the results of our inspections of homes in that geographic area, and information regarding the subcontractors and suppliers that were used in that geographic area. Based upon that analysis, we reached an estimate of the number of homes likely to be affected by CDW. We then determined the most appropriate and effective method of remediation on homes containing CDW and the estimated cost of remediation. As we inspected more homes and gathered more information, we were in a better position to reasonably estimate the limits of our exposure related to CDW.

Over the past six months we have inspected a substantial number of the homes identified as potentially containing CDW, identified the homes that actually contained CDW, and have completed the remediation or are in the process of planning for or actually performing remediation on the remaining homes. Both the number of homes anticipated to contain CDW and the cost to remediate each home is within the range of our original estimates. The estimated costs were determined to be immaterial and therefore we did not disclose the amounts we accrued. At the time of filing our Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2009 and our Form 10-K, we did not believe that we could reasonably estimate our total possible loss or exposure relating to CDW in our homes, because we were in the early stages of the overall process. We included disclosure in both filings that indicated we were unable to estimate the total loss and exposure to CDW. Due to the continued inspections of homes, the identification of homes containing CDW and the remediation work performed to date, we revised our disclosure in our Quarterly Report on Form 10-Q for the quarter ended January 31, 2010 to eliminate the uncertainty of loss and exposure regarding the remediation. An excerpt of the relevant disclosure appears below.

Excerpted Disclosure:

As of January 31, 2010, the Company has confirmed the presence of defective Chinese-made drywall in a small number of its West Florida homes, which were delivered between May 2006 and November 2007. The anticipated cost of the remediation of these homes is included in the amounts that the Company previously accrued. The Company is inspecting homes, gathering information from its drywall subcontractors and suppliers, and continuing to investigate this issue. The Company believes that adequate provision for costs associated with the remediation of homes containing Chinese-made drywall has been made and that such costs are not expected to have a material adverse effect on the Company’s results of operations and liquidity or on its financial condition.

Exhibit 10.1

5.	We note that you have not filed all of the exhibits and schedules to the Amended and Restated Credit Agreement dated March 17, 2006. Please file a complete copy of the Amended and Restated Credit Agreement, including all schedules and exhibits, on your next Exchange Act periodic report.

Response:
We have filed the Amended and Restated Credit Agreement dated March 17, 2006 and all exhibits and schedules with our Quarterly Report on Form 10-Q for the quarter ended January 31, 2010.

Exhibits 31.1 and 31.2

6.	In future filings, please delete the title of the certifying officer in the introductory paragraph of the certification.

Response:
We amended our certifications with our Quarterly Report on Form 10-Q for the quarter ended January 31, 2010.

Definitive Proxy Statement on Schedule 14A
Annual Incentive Bonus—COO and CFO, page 41
Fiscal 2009 Performance Goal, page 41

7.	In future filings, please revise to clarify whether individual performance, such as the accomplishments of the COO and CFO discussed on page 41, were achieved in the pursuit of pre-established individual performance goals. If so, please specifically identify the pre-established individual performance goals. For example, please disclose whether the COO was required to meet a threshold dollar reduction in general and administrative costs, and if so, please disclose the predetermined goal. See Item 402(b)(2)(vii) of Regulation S-K.

Response:
We will revise our discussions in future filings consistent with Item 402 of Regulation S-K.

8.	In future filings, please clarify how the Compensation Committee arrived at the bonus amounts. Please discuss whether you afforded particular weighting to the company and individual performance goals in determining the bonus amounts. See Item 402(b)(2)(vi) and (vii) of Regulation S-K.

Response:
We will revise our discussions in future filings consistent with Item 402 of Regulation S-K.

We trust that the above fully responds to your questions and comments addressed herein. If you have any additional questions or comments, please contact me.

Yours truly,

/s/ Joseph R. Sicree
Joseph R. Sicree
Senior Vice President –
Chief Accounting Officer

Direct telephone: 215 938 8045
Fax: 215 938 8422
E-mail: jsicree@tollbrothersinc.com

Cc:	Jenn Do, Staff Accountant